EXHIBIT 1
                                                                       ---------



NEWS RELEASE

MAY 7, 2003
ARC ENERGY TRUST ANNOUNCES FIRST QUARTER RESULTS

CALGARY, MAY 7, 2003 (AETUN AND ARX-TSX) ARC Energy Trust ("the Trust") announces the results for the first quarter ending March 31, 2003.

o ARC entered into an agreement to acquire all of the outstanding shares and retire the debt of Star Oil & Gas Ltd. ("Star") for total consideration of $710 million. The acquisition closed on April 16th, 2003 and as such will positively impact the Trust's second quarter results.

o Concurrent with the acquisition, ARC entered into two agreements to sell $78.2 million of the acquired Star assets. The last of the sales closed in early May leaving ARC with a net purchase price of $631.8 million, for the 20,000 boe/d of production and 74.9 mmboe of established reserves acquired.

                                                                        Three Months Ended March 31
                                                                        2003                  2002
----------------------------------------------------------------------------------------------------------
FINANCIAL
($CDN thousands, except per unit and per boe amounts)
Revenue before royalties                                             176,629               100,864
         Per unit (1)                                                   1.34                  0.90
         Per boe                                                       44.29                 25.58
Cash flow (3)                                                        102,506                49,194
         Per unit (1)                                                   0.78                  0.44
         Per boe                                                       25.70                 12.48
Net income                                                            64,988                14,970
         Per unit (1)                                                   0.49                  0.13
Cash distributions                                                    59,340                43,229
         Per unit                                                       0.45                  0.39
Working capital (deficit)                                             (6,676)                3,625
Long-term debt                                                       219,907               316,446
----------------------------------------------------------------------------------------------------------
OPERATING
Production
         Crude oil (bbl/d)                                            21,065                21,196
         Natural gas (mmcf/d)                                         117.31                113.90
         Natural gas liquids (bbl/d)                                   3,696                 3,631
         Total (boe/d)                                                44,313                43,805
Average prices
         Crude oil ($/bbl)                                             40.41                 30.22
         Natural gas ($/mcf)                                            8.04                  3.61
         Natural gas liquids ($/bbl)                                   39.99                 20.17
         Oil equivalent ($/boe)                                        44.29                 25.58
----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL
(thousands)
Trust units outstanding at end of period                             136,187               110,984
Trust units issuable for Exchangeable shares                           3,051                   973
Total Trust units & Exchangeable shares at end of period             139,239               111,957
Weighted average Trust units & Exchangeable shares (2)               131,379               111,838
----------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING STATISTICS
($CDN, except volumes)
High                                                                   12.34                 13.18
Low                                                                    10.89                 11.35
Close                                                                  11.59                 13.14
Average daily volume                                                 313,161               445,688
==========================================================================================================

News Release - May 7, 2003
Page 2
--------------------------------------------------------------------------------


(1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units.

(2)  Includes Exchangeable shares converted at the end of period exchange ratio.

(3) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

HIGHLIGHTS

o    Cash flow was a record $103 million.

o    Earnings more than tripled to $65 million.

o 42 per cent of cash flow was withheld from distributions resulting in ARC paying 100 per cent of its $22 million capital program from cash flow and debt being reduced by $20 million.

o Completed $136.3 million net equity offering which reduced debt-to-trailing 12 month cash flow to 0.8 times.

MESSAGE TO UNITHOLDERS

The highlight of the first quarter was the announcement of the $710 million acquisition of Calgary-based Star Oil & Gas Ltd. This acquisition which closed on April 16th, was an excellent opportunity for ARC to increase its portfolio of high quality assets with substantial development potential and increase gas production as a proportion of daily production to 55 per cent.

ARC's acquisition program focuses on high quality properties that complement our existing asset base. Star's properties are among the best we have seen available in the acquisition market. The Star properties are focused - six properties account for 70 per cent of production. The properties are high working interest with Star operating 70 per cent of its production. Star was a private company whose assets were less aggressively developed than a public company therefore Star's assets satisfied a key acquisition objective for the Trust that targets properties with material, on-going development opportunities.

Despite funding this acquisition entirely through bank debt and convertible debentures, ARC's balance sheet remains strong, viewed in conjunction with the significant commodity hedges the Trust has in place to protect future cash flow. The debenture terms provide flexibility to ARC as the debentures can be redeemed in full for cash at any time, redeemed for a combination of cash and units or repaid in full by issuing units at maturity. The Trust will take an active approach toward the repayment of the existing bank debt and convertible debentures.

On February 25, ARC completed the largest bought deal financing in its history. The 12.5 million unit offering at a price of $11.50 per unit provided net proceeds of $136.3 million. The proceeds of the issue were used to pay outstanding debt incurred to fund expenditures and the acquisition of oil and gas properties in late 2002 for approximately $71.1 million. This offering provided the balance sheet strength required for the Star acquisition.

ARC's production operations and development activities have proceeded as planned during the first quarter of 2003, with production ahead of forecast. With the Star acquisition closed, ARC will review its overall capital program for 2003 for the combined asset base. We expect that a portion of our budgeted capital development program for our existing assets will be deferred until 2004. Past experience has shown that during the transition of ownership of assets of this nature, development often occurs at a slower pace than forecast. Although the combination of ARC and Star assets is approximately 63,000 boe/d (59,000 boe/d net of planned second quarter asset sales), production will likely decrease to

News Release - May 7, 2003
Page 3
--------------------------------------------------------------------------------


approximately 56,400 boe/d over the year as we complete the planned asset sales and take time to implement updated development and optimization plans.

First quarter commodity prices were exceptionally strong with prices for the balance of the year expected to be materially lower, especially for crude oil. The cash surplus built up in the first quarter and ARC's hedging program combined with current forward market prices, are expected to allow us to maintain distributions at the current level through the balance of the year.

We constantly review our organization to ensure we have the strongest possible team to pursue the business activities of the Trust. As part of this ongoing review, I am pleased to announce that Fred Dyment has joined ARC's Board of Directors and will serve as Chairman of the Audit Committee. Fred is a chartered accountant with extensive experience as a senior executive in the oil and gas industry. In addition, Mac Van Wielingen has been appointed Chairman of the Board of Directors and Walter DeBoni has been appointed Vice-Chairman. The Board would like to thank Walt for the strong leadership he has demonstrated as Chairman of the Trust since inception in 1996. As Vice-Chairman, he will continue to be in a strong leadership position as the Trust continues to pursue its business opportunities.

OPERATIONAL AND DEVELOPMENT ACTIVITIES

-------------------------------------------------------------------------------------------------------------------
                                    3 mos.                YE 2002
                                     ended              Established             % of
                                  Mar. 31/03             Reserves              Total                  RLI
Properties                          Mboe/d                 mmboe              Reserves               Years
-------------------------------------------------------------------------------------------------------------------
Northern AB & BC                     12.2                   46                   25                   10.5
SE Sask                               9.1                   43                   23                   12.8
SE AB & SW Sask                       7.5                   31                   17                   11.3
Central AB                            8.7                   30                   16                    9.4
Pembina                               6.8                   35                   19                   14.0
-------------------------------------------------------------------------------------------------------------------
Total                                44.3                  185                  100                   11.5
===================================================================================================================

Note provincial references: AB is Alberta, BC is British Columbia, Sask is Saskatchewan

In the first quarter, capital expenditures of $22.5 million were focused on continued development at Ante Creek, Pembina and other core areas. The success of the capital program contributed to record production of 43,380 boe/d, which combined with a 933 boe/d carry-over resulted in total volumes of 44,313 boe/d.

ARC was not immune to an industry wide trend of increasing operating costs in the first quarter. On a per boe basis, operating costs in 2003 are up 15 per cent over the equivalent period last year. This increase is at the lower end of the range for companies who have reported to date. ARC continues to focus on cost control and as part of this initiative, ARC will be divesting of a number of higher operating cost properties as part of an announced 4,000 boe/d divestiture program.

NORTHERN ALBERTA AND BRITISH COLUMBIA
In the first quarter, nine wells were drilled in the Ante Creek area. Eight of the nine wells were completed during the quarter, with the remaining well slated for completion in the second quarter. Seven of the wells were tied-in, contributing to record production in the area of 3,643 boe/d. Beaverhill Lake production (115 boe/d), from a property acquired in 2002, was tied-in to the main Ante Creek infrastructure, reducing operating costs. Current production has risen to the point where it is constrained by facility limitations which will be addressed by the installation of additional compression later this year.

SOUTHEAST SASKATCHEWAN
Production at the Lougheed Unit was maintained at a constant production rate of 1,882 boe/d (net to ARC) as a result of positive response to waterflood modifications and individual well optimizations. Further waterflood modifications have received approval and work is scheduled to begin in the second

News Release - May 7, 2003
Page 4
--------------------------------------------------------------------------------


quarter. At Tatagwa, a horizontal well was drilled and completed and is now on production with a second well to spud in the second quarter.

In the fourth quarter of 2002, ARC drilled and completed three new wells in Alida. Activities in the first quarter of 2003 focused on tie-in of these new wells to the existing facilities and optimizing their production. In addition, the conversion of a well to water disposal will allow additional volumes to be produced at ARC's new and existing wells.

SOUTHEAST ALBERTA & SOUTHWEST SASKATCHEWAN
At Brooks and Jenner, re-completion activities added approximately 1 mmcf/d of production. Plans are underway for a spring and summer drilling program at Jenner which will include up to 49 shallow and two deep drilling locations. At Brooks, four shallow gas wells are planned as a follow-up to a successful 2002 farm-in program.

A successful Sawtooth horizontal oil well was drilled in Grassy Lake with completion and first production scheduled to occur in the early part of the second quarter of 2003.

CENTRAL ALBERTA
Re-completion programs at Youngstown, Medicine River and Sundre were undertaken in the first quarter. Collectively, these programs added over 100 boe/d of production. Based on the success of this program, additional re-completion activities are slated for the second quarter. In addition two new horizontal wells were drilled and completed at Youngstown.

PEMBINA
In Westerose, ARC received regulatory approval to drill two Edmonton sand shallow gas wells as a follow-up to a successful well drilled in the fourth quarter of 2002. This first well is now producing 500 mcf/d net to ARC.

In MIPA Block 8, approval was received to drill three vertical infill wells. A facility upgrade is under way which is designed to enable greater water injection into the pool and ultimately increase production and reserves.

ACQUISITIONS AND DISPOSITIONS

To the end of the first quarter, the Trust completed $3.0 million of net minor property acquisitions which included $0.9 million of acquisitions and minor dispositions of $0.6 million agreed to in the fourth quarter of 2002. The acquisitions were either in, or adjacent to areas where ARC already had an interest. The $710 million Star Oil & Gas Ltd. acquisition closed April 16, 2003 and is discussed in detail in other sections of this report.

CASH DISTRIBUTIONS AND UNITHOLDER RETURNS

First quarter distributions were $0.45 per unit. The 12-month trailing distribution amount is $1.62.

Typically, ARC withholds up to 20 per cent of net cash flow to partially fund its development and capital program. However, high commodity prices and above budget production volumes contributed to record cash flow in the first quarter, resulting in a payout ratio of 58 per cent. The high level of withholding resulted in ARC paying 100 per cent of its $22.5 million capital program from cash flow with the balance of cash flow withheld directed towards debt reduction. This surplus first quarter cash flow will be available later in the year, if required, to maintain stable distributions.

The combination of strong first quarter cash flow and proceeds from the equity offering resulted in a very strong balance sheet which allowed the Trust to finance the Star acquisition without issuing any additional equity. The purchase of Star resulted in increased leverage with approximately $540 million of bank debt post closing plus $320 million of convertible debentures. In order to bring ARC's capital structure back in line with management's target of 80 per cent equity 20 per cent debt and a debt to cash flow ratio of 1.0

News Release - May 7, 2003
Page 5
--------------------------------------------------------------------------------


times, cash flow generated by production from the Star assets will be directed toward an aggressive debt repayment program for the long-term benefit of the Trust. Near-term property dispositions are also planned to further reduce debt.

Quarterly cash flow and cash distributions per unit were as follows:

--------------------------------------------------------------------------------
                                                    2003                2002
Per unit                                             Q1                  Q1
--------------------------------------------------------------------------------
Cash flow                                           0.78               0.44
Reclamation fund contributions                     (0.01)             (0.01)
Capital expenditures funded by cash flow           (0.15)             (0.04)
Discretionary debt repayments                      (0.17)                --
--------------------------------------------------------------------------------
Cash distributions                               $  0.45           $   0.39
================================================================================

On April 17, 2003, the Trust announced that the May 15th, 2003 distribution would be $0.15 per trust unit and that subject to confirmation, the June and July distributions are also expected to be $0.15 per trust unit.

PRICE RISK MANAGEMENT PROGRAM

The Trust actively manages commodity price risk by entering into hedging contracts to protect revenue from fluctuations in commodity prices. This risk management program helps to provide stability for cash distributions to unitholders, but could, in periods of high commodity prices, result in lost opportunity for the Trust. During the first quarter, revenues would have been $12.5 million higher had ARC been completely un-hedged. For the second quarter of 2003, 51 per cent of crude oil and natural gas liquids are hedged at US$26.24/bbl; 59 per cent is hedged in the third quarter at US$25.49/bbl; and, 53 per cent is hedged in the fourth quarter at US$25.68/bbl, based on current commodity prices.

For April 2003, 33 per cent of ARC's natural gas is hedged at $5.58/mcf. Currently, approximately 34 per cent of May to June gas is hedged at $5.89/mcf, 32 per cent of July to September gas is hedged at $5.68/mcf, 30 per cent of October gas is hedged at $5.56/mcf, 10 per cent of winter gas is hedged at $6.22/mcf and five per cent of summer 2004 gas is hedged at $4.93/mcf.

Prior to the closing of the Star acquisition, Star collapsed all of their existing hedges at a net after tax cost of $8.9 million.

TAXABILITY OF 2003 CASH DISTRIBUTIONS

The taxable portion of unitholder cash distributions for year 2003 is expected to be approximately 60 to 70 per cent. The balance is considered return of capital and tax deferred. Information that provides year-by-year taxability of distributions may be found at the Investor Relations section of our website www.arcresources.com.

-------------------------------------------------------------------------------------------------------------------
                                                    Return of Capital                    Taxable Portion
                   YTD Distribution (1)        $/unit             %                 $/unit                %
-------------------------------------------------------------------------------------------------------------------
2003 EST (2)               $0.58(3)            $0.20              35%               $0.38                65%
2002                       $1.58               $0.51              32%               $1.07                68%
2001                       $2.41               $0.77              32%               $1.64                68%
2000                       $1.86               $1.02              55%               $0.84                45%
1999                       $1.25               $0.99              79%               $0.26                21%
1998                       $1.20               $1.08              90%               $0.12                10%
1997                       $1.40               $1.09              78%               $0.31                22%
1996                       $0.81               $0.81             100%                  --                 --
===================================================================================================================

(1)  Based on cash payments in the respective calendar year.

(2)  Estimated taxable portion of 2003 distributions is 60 to 70 per cent.

(3) 2003 total distributions based on actual payments to April 15, 2003. Investors who wish to participate in the returns of the Trust on a more tax effective basis, and who do not need monthly cash distributions, may want to purchase ARC Resources Exchangeable shares which trade on the TSX under the symbol ARX.

DISTRIBUTION RE-INVESTMENT AND OPTIONAL CASH PAYMENT PROGRAM

Registered unitholders may participate in ARC's Distribution Reinvestment Plan ("DRIP") by electing to reinvest cash distributions into new trust units. Additionally, a registered unitholder may choose to make optional cash payments of up to $3,000 per month to acquire additional trust units on each distribution date. All DRIP unit purchases are made at prevailing market prices without any additional fees or commissions. The DRIP plan is available to Canadian residents only. Information and the DRIP form may be accessed at the Investor Relations section of our website.

-------------------------------------------------------------------------------------------------------------------
                                                                   Distribution                          Total
Ex-Distribution Date               Record Date                     Payment Date                   Distribution
-------------------------------------------------------------------------------------------------------------------
December 27, 2002                  December 31, 2002               January 15, 2003                       0.13
January 29, 2002                   January 31, 2002                February 17, 2003                      0.15
February 26, 2003                  February 28, 2003               March 17, 2003                         0.15
March 27, 2003                     March 31, 2003                  April 15, 2003                         0.15
April 28, 2003                     April 30, 2003                  May 15, 2003                           0.15
May 28, 2003                       May 31, 2003                    June 16, 2003                          0.15*
June 26, 2003                      June 30, 2003                   July 15, 2003                          0.15*
July 29, 2003                      July 31, 2003                   August 15, 2003
August 27, 2003                    August 31, 2003                 September 15 2003
September 26, 2003                 September 30, 2003              October 15, 2003
October 29, 2003                   October 31, 2003                November 17, 2003
November 26, 2003                  November 31, 2003               December 15, 2003
===================================================================================================================
* Estimated

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP plan resulted in an additional 93,085 trust units being issued in the quarter at an average price of $11.86 for a total of $1.1 million in proceeds. In 2002, 242,496 trust units were issued at an average price of $12.15 raising a total of $2.9 million under the DRIP plan.

ACQUISITION OF STAR OIL & GAS LTD.

On March 31, 2003, ARC entered into an agreement to acquire Star Oil & Gas Ltd. ("Star") for $710 million. As part of the transaction, ARC agreed to sell certain producing properties and undeveloped acreage to third parties for $78.2 million, resulting in a net acquisition of $631.8 million. Net of the property dispositions, approximately 75 per cent of Star's 20,000 boe/d of current production is natural gas with just over half of the production coming from the three largest fields.

The Star acquisition enhances ARC's asset base and adds significant additional development opportunities to maintain production without the need to complete near-term acquisitions. Star's Dawson property has proved reserves that represent only 12 per cent ultimate recovery of estimated gas-in-place; offsetting analogous properties suggest ultimate recovery could exceed 25 per cent. Hatton has up to 600 infill opportunities identified by independent engineers, less than one-third of which were included in our evaluation.

The acquisition provides enhanced flexibility to maintain stable distributions over an extended period of time and is highly accretive on a pro-forma basis (removing the benefit of increased leverage). It is greater than 10 per cent accretive on cash flow and production per unit; five per cent accretive to proved reserves per unit; and, greater than 10 per cent accretive to net asset value.

News Release - May 7, 2003
Page 7
--------------------------------------------------------------------------------


With Star, ARC purchased approximately 20,000 boe/d of production that includes 90 mmcfd of gas and 5,000 barrels per day of liquids. ARC's estimates include 64 mmboe of proved reserves (75 per cent natural gas) and 75 mmboe of established reserves, 64 per cent of which are proved producing and 85 per cent proved. The RLI on proved reserves on expected 2003 production is 9.2 years and 10.8 years on established reserves. ARC purchased a large land base of 325,000 net undeveloped acres and 311,521 net developed acres. The independent engineers utilized at the time of the acquisition recognized more reserves than were booked by ARC.

Ignoring the value of the undeveloped land, the purchase price equates to $9.93 per boe for proved reserves and $8.44 per boe for established reserves. We believe this to be a very favorable purchase price for these high quality assets. The proved undeveloped reserves require approximately $80 million of capital. Including this capital, the purchase price is $11.20 per boe proved reserves.

ARC financed the Star acquisition through a combination of bank debt and $320 million in convertible debentures issued to the Vendor of the assets. The interest on the debentures is eight per cent per annum payable quarterly commencing on June 30, 2003 and increases to 10 per cent per annum on June 30, 2005. The Trust can elect to redeem the debentures at $40 million per quarter, commencing July 1, 2003, using a combination of cash (minimum 50 per cent) and units (maximum of 50 per cent). The Trust can redeem the debentures for cash at any time. As a result of the transaction, ARC's borrowing base increased to $650 million. ARC will dispose of approximately 4,000 boe/d of its existing asset base to pay down the debt and the debentures.

MANAGEMENT DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

HIGHLIGHTS
Strong commodity prices and increased production volumes resulted in record cash flow of $102.5 million ($0.78 per unit) in the first quarter of 2003 compared to $49.2 million ($0.44 per unit) for the first quarter of 2002.

The Trust distributed $59.3 million in the quarter ($0.45 per unit) with the remaining cash flow utilized to fund $22.5 million of net capital expenditures, fund a $1.1 million contribution to the reclamation fund and reduce indebtedness by $19.6 million.

The increase in revenue was partially offset by increases in royalties and operating costs. Although royalties increased to $9.14/boe from $4.45/boe in 2002, they remained consistent as a percentage of pre-hedged revenue at 19.3 per cent for the first three months of 2003. The operating costs increase is in line with industry trends and is discussed further in the Netback section of this report.

Net income of $65.0 million for the first quarter of 2003 ($15.0 million in Q1/2002) is also a record for the Trust. In addition to the increases in cash flow, ARC experienced a foreign exchange gain on debt held in U.S. dollars in the amount of $7.5 million primarily as a result of the strengthening of the Canadian dollar in relation to the U.S. dollar.

Subsequent to the first quarter, ARC completed the acquisition of Star Oil & Gas Ltd. ("Star") for $710 million. In conjunction with the acquisition, agreements were executed to sell properties owned by Star for $78.2 million.

News Release - May 7, 2003
Page 8
--------------------------------------------------------------------------------


PRODUCTION
Production volumes during the first quarter of 2003 averaged 44,313 boe/d compared to 43,805 boe/d for the same period in 2002. This represents a one per cent increase from the first quarter of 2002. Volumes in 2003 benefited from a carry-over of 933 boe/d from prior periods.

Volumes by quarter are shown below:

-------------------------------------------------------------------------------------------------------------------
                                        2003                   2002                   2002                  2002
                                          Q1                     Q4                     Q3                    Q2
-------------------------------------------------------------------------------------------------------------------
Oil (bbl/day)                         21,065                 20,256                 20,809                20,366
Gas (mcf/day)                        117,310                109,200                109,100               106,900
NGL (bbl/day)                          3,696                  3,355                  3,408                 3,527
-------------------------------------------------------------------------------------------------------------------
Total (boe/d)                         44,313                 41,808                 42,394                41,713
===================================================================================================================

PRICES
First quarter prices for West Texas Intermediate (WTI) crude oil averaged $33.80 U.S. per barrel, 56 per cent higher than the $21.67 U.S. per barrel realized during the first quarter of 2002.

Natural gas prices also increased substantially in 2003 compared to 2002 with AECO hub prices averaging $7.95/mcf for the first quarter, up 137 per cent from $3.35/mcf for the same period in 2002.

The combined effect of the change in oil and gas prices resulted in a realized price for the first quarter of $44.29/boe, up 73 per cent from the $25.58/boe realized in the first quarter of 2002.

HEDGING
ARC's first quarter 2003 prices include hedging losses of $0.06/mcf for natural gas and $6.28/barrel for oil. This compares to hedging gains in the first quarter of 2002 of $0.80/mcf for natural gas and $1.88/barrel for oil. In the first quarter of 2003, the majority of ARC's natural gas hedges were done with the purchase of a "floor" while retaining 100 per cent of the upside. This strategy maximized revenue for the Trust while providing price downside insurance at a very low cost.

For 2003, ARC has hedged approximately 56 per cent of oil volumes and 35 per cent of natural gas volumes utilizing a variety of contracts under which the quantity and price of amounts hedged vary depending on the market price of the commodity. For 2004, ARC has hedged approximately three per cent of oil production and eight per cent of natural gas production (see Note 4 to the Financial Statements - Financial Instruments for details on ARC's hedging contracts).

REVENUE
Revenue, prior to hedging transactions, was $189.1 million ($176.6 million after hedging) for the first quarter of 2003 compared to $88.9 million ($100.9 million after hedging) for the first quarter of 2002. The increase in revenue relates primarily to the increase in oil and gas prices.

OPERATING NETBACKS
Operating netbacks for the first quarter increased 89 per cent to $27.89/boe from $14.72/boe for the same period last year. The increase is due to the rise in commodity prices partially offset by increased royalties and operating costs.

Total royalties increased to $9.14/boe in the first quarter of 2003 as compared to $4.45/boe in the first quarter of 2002. Royalties as a percentage of pre-hedged revenue remained relatively unchanged in the first quarter at 19.3 per cent as compared to 19.8 per cent for the same period in 2002.

Operating costs, net of processing income, increased by 15 per cent to $29.0 million ($7.26/boe) for the first quarter of 2003 from $25.3 million ($6.41/boe) for the same period in 2002. Operating costs have been impacted by higher power costs in the province of Alberta and increases in well service and work-

News Release - May 7, 2003
Page 9
--------------------------------------------------------------------------------


over costs. ARC continues to closely monitor costs on operated and non-operated properties; the increase in operating costs per boe is in line with overall industry trends.

The components of operating netbacks by quarter are shown below:

-------------------------------------------------------------------------------------------------------------------
                                             2003                2002                 2002                 2002
$/Boe                                         Q1                  Q4                   Q3                   Q2
-------------------------------------------------------------------------------------------------------------------
Market price                                $47.43              $33.87               $29.86               $30.60
Cash hedging gain/(loss)                     (3.40)              (2.99)               (1.17)               (1.36)
Non-cash hedging gain/(loss)                  0.26               (0.30)                0.44                 0.45
-------------------------------------------------------------------------------------------------------------------
Selling price                                44.29               30.58                29.13                29.69
Royalties                                    (9.14)              (6.48)               (5.51)               (5.58)
Operating costs                              (7.26)              (6.54)               (6.54)               (6.30)
-------------------------------------------------------------------------------------------------------------------
Operating netback                            27.89               17.56                17.08                17.81
===================================================================================================================

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses, net of operating recoveries on operated properties, increased in the first quarter 2003 to $4.0 million ($1.01/boe) from $3.7 million ($0.94/boe) for the same period in 2002. The increase was due primarily to costs associated with an increase in staff and changes to ARC's employee benefit program. The Trust's G&A costs per boe are continuously monitored internally by management and are benchmarked against other comparable sized trusts. ARC did not capitalize any G&A in the first quarter of 2003 or 2002.

Prior to the internalization of the management contract in the third quarter of 2002, the Manager received three per cent of net operating revenue. In the first quarter of 2002, management fees amounted to $1.8 million ($0.45/boe). There are no management fees payable subsequent to the internalization that occurred on August 28, 2002.

INTEREST EXPENSE
Interest expense increased 26 per cent to $3.8 million ($0.96/boe) for the first quarter of 2003 from $3.0 million ($0.76/boe) for the same period in 2002. Net proceeds of $136.3 million from a February 25, 2003 equity offering were partially used to reduce debt.

FOREIGN CURRENCY GAINS AND LOSSES
ARC has $65 million in U.S. denominated long-term debt that is subject to changes in the Canadian/U.S. dollar exchange rate. The unrealized gains and losses associated with the fluctuations in the exchange rate are recorded in income based upon the change in foreign exchange rates between reporting periods.

Due to the strengthening of the Canadian dollar in relation to the U.S. dollar during the first quarter of 2003, ARC recorded a $7.5 million foreign exchange gain compared to a loss of less than $0.1 million in the first quarter of 2002. Of this amount, $7.4 million is an unrealized gain relating to the U.S. debt and has no impact on cash flow.

DEPLETION, DEPRECIATION AND FUTURE SITE RECLAMATION EXPENSES
The depletion, depreciation and amortization (DD&A) rate of $10.72/boe for the three months ended March 31, 2003 decreased slightly from $10.50/boe for the first quarter of 2002 due to positive year end 2002 reserve revisions in the evaluation of the Trust's reserves.

TAXES
Capital taxes for the first quarter of 2003 were $0.1 million compared to $0.4 million for the same period of 2002. The decrease from the previous year is due to payments made in 2002 being applied to the 2003 year.

For the three months ended March 31, 2003, a future income tax provision of $3.1 million was deducted from income compared to a $7.2 million recovery for the comparable period in 2002. The provision is a

News Release - May 7, 2003
Page 10
--------------------------------------------------------------------------------


result of the excess cash flow in the first quarter of 2003 that has not been distributed to unitholders. In the Trust's structure, payments are made between ARC Resources Ltd. and the Trust, transferring both income and future tax liability to individual unitholders. It is ARC's opinion that income taxes will not be paid by ARC Resources Ltd. in the future.

CAPITAL EXPENDITURES
Total capital expenditures, including net acquisitions, totaled $25.5 million in the first quarter of 2003. This compares to $29.9 million for the first quarter of 2002. The Trust's 2003 capital budget prior to the Star acquisition of $115 million was designed to replace production. ARC is currently re-forecasting capital requirements for the remainder of 2003 with the objective of requesting approval from the Board of Directors for an increase due to the Star acquisition.

A breakdown of capital expenditures by category for the last four quarters is shown below:

-------------------------------------------------------------------------------------------------------------------
                                                              2003            2002           2002         2002
$ Millions                                                     Q1              Q4             Q3           Q2
-------------------------------------------------------------------------------------------------------------------
Geological & geophysical expenditures                          1.0             0.6            0.6          0.5
Development drilling                                          17.1            21.0           12.0         13.6
Plant and facilities                                           4.2             4.3            3.1          2.9
Other capital expenditures                                     0.2             0.9            0.4          0.3
Producing property net acquisitions                            3.0            61.9           46.0          9.3
-------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES                                    25.5            88.7           62.1         26.6
-------------------------------------------------------------------------------------------------------------------
Total capital expenditures financed with cash flow            22.5            12.2            7.8         10.7
Total capital expenditures financed with debt & equity         3.0            76.5           54.3         15.9
===================================================================================================================

STAR OIL & GAS LTD. ACQUISITION
On April 16, 2003 ARC completed the acquisition of Star Oil and Gas Ltd. for total consideration of $710 million, subject to final adjustments. In related transactions, ARC entered into agreements to sell certain producing properties and undeveloped acreage comprising part of the acquired assets to third parties for $78.2 million. The net purchase price of approximately $631.8 was funded through a combination of bank debt and the issuance to the Vendor of $320 million in special convertible debentures.

The special convertible debentures are convertible at anytime into the underlying debentures, by the holders, and will be automatically converted into the underlying debentures on the Trust securing a receipt for a final prospectus for the distribution of the underlying debentures and on certain other events and in any event by June 30, 2005. The special convertible debentures are identical to the underlying debentures in respect of subordination, redemption for cash, interest and rights of payment on maturity for Trust Units.

The underlying debentures have the following terms:

o    Subordinate to senior debt.

o A coupon rate of 8 per cent per annum payable quarterly commencing on June 30, 2003. The coupon will increase to 10 per cent per annum commencing June 30, 2005.

o    Maturity on June 30, 2008 can be satisfied by issuing Trust units.

o The Trust has the right to redeem in full with cash at any time or redeem $40 million per quarter commencing June 30, 2003 using a combination of cash (minimum of 50 per cent) and trust units (maximum 50 per cent).

o Holders of the debentures have a conversion privilege at $11.84 per unit through June 30, 2005 and $11.38 after that date.

In conjunction with this transaction, ARC's bank and senior credit facilities increased to $650 million. After the closing of the $78.2 million disposition and receiving March 2003 revenue on April 25th, ARC's bank indebtedness was approximately $500 million, taking into account the March distribution payable to unitholders on April 15, 2003.

News Release - May 7, 2003
Page 11
--------------------------------------------------------------------------------


The Trust's capital structure after the acquisition of Star is as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                                           50%            100%
                                                                    Debentures         Debentures      Debentures
                                                                    Treated as         Treated as      Treated as
                                                          Notes     Equity (5)          Debt (6)          Debt
-------------------------------------------------------------------------------------------------------------------
Long-term debt (millions)                                   1           $500              $660             $820
Production (boe/d)                                          2         63,000            63,000           63,000
Trailing 12-month cash flow (per boe)                       3         $17.86            $17.86           $17.86
Estimated annualized cash flow (millions)                   4            410               410              410
Debt to cash flow ratio                                     -            1.2               1.6              2.0
Market capitalization of the Trust (millions)               -          1,600             1,600            1,600
Market capitalization including debentures                  -          1,920             1,760            1,600
Debt to total capitalization                                6            21%               27%              34%
===================================================================================================================

Notes:
1.   Debt as at May 1, 2003.
2.   Current production of the Trust.
3. Average cash flow per boe based on ARC's last four quarters of financial results divided by production for that period.
4. Annualized cash flow estimated by multiplying production by trailing 12 month cash flow per boe.
5. Assumes debentures are treated as equity due to the Trust's ability to issue units to satisfy the maturity obligation.
6. Assumes 50 per cent of debentures treated as debt due to ARC's elective right to redeem the debentures for 50 per cent cash and 50 per cent units commencing on July 1, 2003.

ARC plans to sell approximately 4,000 boe/d of non-core properties from its existing asset base. This disposition is expected to close in the second or third quarter of 2003 with proceeds directed towards debt reduction.

Because the Star acquisition was made without issuing additional trust units, the cash flow from the properties acquired will be directed firstly to fund ongoing capital expenditures of the Star properties and secondly to reduce debt (in the form of debt or debenture repayment), until the Trust's long-term debt obligations are less than 20 per cent of total capitalization.

Applying the above policy, the Trust announced second quarter 2003 distributions at $0.15 per trust unit on April 17, 2003.

CAPITALIZATION AND FINANCIAL RESOURCES
-------------------------------------------------------------------------------------------------------------------
                                                            March 31,             Dec 31,             March 31,
$ Millions                                                    2003                 2002                 2002
-------------------------------------------------------------------------------------------------------------------
Long-term debt                                               $219.9               $337.7              $316.5
Less: working capital/(deficit)                               (6.7)               (10.1)                 3.6
-------------------------------------------------------------------------------------------------------------------
Net debt obligations                                          226.6                347.8               312.9
Units outstanding and issuable for
     exchangeable shares (thousands)                        139,239              126,444             111,957
Market price at end of period                                $11.59               $11.90              $13.14
Market value of Trust units & exchangeable shares           1,613.8              1,504.7             1,471.1
-------------------------------------------------------------------------------------------------------------------
Total ARC capitalization                                    1,840.4              1,852.5             1,784.0
-------------------------------------------------------------------------------------------------------------------
Net debt as a percentage of total capitalization              12.3%                18.8%               17.5%
Net debt obligation                                           226.6                347.8               312.9
Quarterly cash flow                                           102.5                 61.5                49.2
Net debt to annualized cash flow                               0.55                 1.41                1.59
===================================================================================================================

News Release - May 7, 2003
Page 12
--------------------------------------------------------------------------------


Working capital at March 31, 2003 was a deficit of $6.7 million. Total long-term debt outstanding was $219.9 million, with $400 million in credit facilities available.

On February 25th, ARC completed an equity offering which raised $143.75 million of gross proceeds ($136.3 million net) on the issuance of 12.5 million trust units at $11.50 per trust unit. The net proceeds were used to repay outstanding indebtedness incurred to fund development expenditures and the acquisition of oil and gas properties, including the properties acquired in late 2002 for approximately $71.1 million. In addition, the offering strengthened the Trust's balance sheet which facilitated the Star acquisition.

Net debt decreased from December 31, 2002 due to the first quarter equity offering and excess cash flow for the period.

CASH DISTRIBUTIONS
Total cash distributions of $0.45 per trust unit were made in the first quarter of 2003 ($0.39 in first quarter 2002) for total cumulative distributions since inception of $748.3 million ($11.09 per trust unit). In the first quarter of 2003, $59.3 million or 58 per cent of cash flow was distributed to unitholders. The remaining 42 per cent ($43.2 million) was used to fund a portion of current period capital expenditures ($22.5 million) and make contributions to the reclamation fund ($1.1 million). The remaining $19.6 million was used to reduce debt on an interim basis and may be used to stabilize future cash distributions.

Monthly cash distributions for the second quarter have been set at $0.15 per unit subject to confirmation as commodity price fluctuations may occur.

ARC forecasts that approximately 60 to 70 per cent per cent of distributions paid in 2003 will be taxable to unitholders, with the remainder treated as a tax deferred return of capital.

News Release - May 7, 2003
Page 13
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET
As at March 31 and December 31 (unaudited)
($CDN thousands)                                                                 2003                    2002
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash                                                              $        3,301           $         835
     Accounts receivable                                                       66,168                  49,631
     Prepaid expenses                                                           6,084                   6,965
-------------------------------------------------------------------------------------------------------------------
                                                                               75,553                  57,431
Deposit for Star acquisition (Note 9)                                          40,000                      --
Reclamation fund                                                               14,053                  12,924
Property, plant and equipment                                               1,382,908               1,397,563
-------------------------------------------------------------------------------------------------------------------
Total assets                                                           $    1,512,514           $   1,467,918
-------------------------------------------------------------------------------------------------------------------
LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                          $       61,787           $      51,454
     Cash distributions payable                                                20,442                  16,044
-------------------------------------------------------------------------------------------------------------------
                                                                               82,229                  67,498
Long-term debt (Note 3)                                                       219,907                 337,728
Site reclamation and abandonment                                               38,622                  36,421
Commodity and foreign currency contracts (Note 4)                               7,799                   9,210
Retention bonuses                                                               4,000                   4,000
Future income taxes                                                           147,466                 144,395
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                             500,023                 599,252
-------------------------------------------------------------------------------------------------------------------
UNITHOLDERS' EQUITY
     Unitholders' capital (Note 5)                                          1,312,206               1,172,199
     Exchangeable shares (Note 6)                                              33,496                  35,326
     Accumulated earnings                                                     415,076                 350,088
     Accumulated cash distributions (Note 2)                                 (748,287)               (688,947)
-------------------------------------------------------------------------------------------------------------------
Total unitholders' equity                                                   1,012,491                 868,666
Total liabilities and unitholders' equity                              $    1,512,514           $   1,467,918
===================================================================================================================

See accompanying notes to consolidated financial statements.

News Release - May 7, 2003
Page 14
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED EARNINGS
For the three months ended March 31 (unaudited)
($CDN thousands, except per unit amounts)                                        2003                    2002
-------------------------------------------------------------------------------------------------------------------
REVENUE
     Oil, natural gas, natural gas liquids and sulphur sales           $      176,629           $     100,864
     Royalties                                                                (36,439)                (17,561)
-------------------------------------------------------------------------------------------------------------------
                                                                              140,190                  83,303
===================================================================================================================
EXPENSES
     Operating                                                         $       28,959           $      25,288
     General and administrative                                                 4,009                   3,693
     Management fee                                                                --                   1,780
     Interest on long-term debt                                                 3,825                   2,991
     Capital taxes                                                                100                     384
     (Gain)/loss on foreign exchange                                           (7,495)                     24
     Depletion, depreciation and amortization                                  42,734                  41,379
-------------------------------------------------------------------------------------------------------------------
                                                                               72,132                  75,539
-------------------------------------------------------------------------------------------------------------------
Income before future income tax                                                68,058                   7,764
Future income tax (expense) recovery                                           (3,070)                  7,206
-----------------------------------------------------------------------------------------------------------------
Net income                                                                     64,988                  14,970
Accumulated earnings, beginning of period                                     350,088                 282,195
-------------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period                                           415,076                 297,165
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
Net income per unit (Note 8)
     Basic                                                                       0.49                    0.13
     Diluted                                                                     0.49                    0.13
===================================================================================================================

See accompanying notes to consolidated financial statements.

News Release - May 7, 2003
Page 15
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF CASH FLOW
For the three months ended March 31 (unaudited)
($CDN thousands)                                                                 2003                    2002
-------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                             $       64,988           $      14,970
Add items not involving cash:
     Future income tax expense (recovery)                                       3,070                  (7,206)
     Depletion, depreciation and amortization                                  42,734                  41,379
     Amortization of commodity and foreign currency contracts                    (883)                     20
     Unrealized (gain) loss on foreign exchange                                (7,403)                     31
-------------------------------------------------------------------------------------------------------------------
Cash flow before changes in non-cash working capital                          102,506                  49,194
Change in non-cash working capital                                             (7,223)                 (1,576)
-------------------------------------------------------------------------------------------------------------------
                                                                               95,283                  47,618
-------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
Borrowing (repayments) of long-term debt, net                                (110,418)                 21,926
Issue of Trust units (Note 5)                                                 145,615                   2,308
Trust unit issue costs (Note 5)                                                (7,438)                   (156)
Cash distributions paid                                                       (54,943)                (41,080)
-------------------------------------------------------------------------------------------------------------------
                                                                              (27,184)                (17,002)
-------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Deposit for Star Acquisition (Note 9)                                         (40,000)                      -
Acquisition of oil and gas properties                                          (2,939)                 (2,198)
Proceeds on disposition of oil and gas properties                                 (61)                    399
Capital expenditures                                                          (21,089)                (27,696)
Reclamation fund contributions and actual expenditures                         (1,544)                 (1,767)
------------------------------------------------------------------------------------------------------------------
                                                                              (65,633)                (31,262)
-------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                                     2,466                    (646)
CASH, BEGINNING OF PERIOD                                                         835                     646
------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                                             3,301                      --
==================================================================================================================

See accompanying notes to consolidated financial statements.

News Release - May 7, 2003
Page 16
--------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003 and 2002 (unaudited)
(all tabular amounts in thousands, except per unit and volume amounts)

1.   SUMMARY OF ACCOUNTING POLICIES

     These interim financial statements follow the same accounting policies as the most recent annual financial statements. The note disclosure requirements for annual financial statements provide additional disclosure that is required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the Trust's 2002 annual report.

2.   RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

                                                                                  2003                   2002
------------------------------------------------------------------------------------------------------------------
     Cash flow before changes in non-cash working capital                      102,506                 49,194
     Add (deduct):
         Cash withheld to fund capital expenditures                            (20,243)                (4,889)
         Reclamation fund contributions and interest earned on fund             (1,129)                (1,113)
         Current period accruals and cash withheld                             (21,794)                    37
------------------------------------------------------------------------------------------------------------------
     Cash distributions                                                         59,340                 43,229
     Accumulated cash distributions, beginning of period                       688,947                505,330
------------------------------------------------------------------------------------------------------------------
     Accumulated cash distributions, end of period                             748,287                548,559
===================================================================================================================
     Cash distributions per unit                                                  0.45                   0.39
     Accumulated cash distributions per unit, beginning of period                10.64                   9.08
------------------------------------------------------------------------------------------------------------------
     Accumulated cash distributions per unit, end of period                      11.09                   9.47
===================================================================================================================
     Cash distributions per trust unit reflect the sum of the per trust unit amounts paid monthly to unitholders.

3.   LONG-TERM DEBT

     The Trust has four revolving credit facilities which had a combined maximum of $300 million at March 31, 2003 and US$65 million of Senior Secured Notes (the "Notes"). In conjunction with the closing of the Star acquisition on April 16, 2003, the revolving credit facilities were increased to $551 million for a combined maximum of $650 million including the Notes.

     The lenders review the credit facilities by April 30 each year and determine whether they will extend the revolving periods for another year. In the event that the revolving periods are not extended, the loan balance will become repayable over a two year term period with 20 per cent of the loan balance payable on April 30, 2005 followed by three quarterly payments of five per cent of the loan balance and a lump sum payment of 65 per cent of the loan balance at the end of the term period. The lenders have completed their review of the credit facility for 2003 with the next annual review date being April 30, 2004.

News Release - May 7, 2003
Page 17
--------------------------------------------------------------------------------


4.   FINANCIAL INSTRUMENTS

     The following derivative contracts were outstanding as at March 31, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $10.8 million as at March 31, 2003.

-------------------------------------------------------------------------------------------------------------------
                                        Daily        Average Contract    Price
     Commodity Contracts             Quantity          Prices ($) (1)    Index                            Term
-------------------------------------------------------------------------------------------------------------------
     Crude oil fixed price contracts 2,000 bbls                 37.17      WTI          April 2003 - June 2003
                                     4,000 bbls                 36.83      WTI      July 2003 - September 2003
                                     2,000 bbls                 41.14      WTI    October 2003 - December 2003
                                     3,500 bbls                 39.67      WTI       January 2004 - March 2004
     Crude oil fixed price contracts
     (embedded exercise option) (2)  2,000 bbls                 38.20      WTI       July 2003 - December 2003
     Crude oil fixed price contracts
     (embedded put option) (3)       4,000 bbls          36.75 (29.34)     WTI      April 2003 - December 2003
     Crude oil collared contracts
     (embedded put option) (3)       6,000 bbls  38.84 - 44.08 (33.94)     WTI          April 2003 - June 2003
                                     4,000 bbls  36.73 - 42.46 (30.86)     WTI       July 2003 - December 2003
     Natural gas fixed price        50,823 GJ                    5.49     AECO          April 2003 - June 2003
     contracts                      44,823 GJ                    5.20     AECO      July 2003 - September 2003
                                    39,823 GJ                    5.02     AECO                    October 2003
                                    10,000 GJ                    7.00     AECO      November 2003 - March 2004
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
                                                           Average     Average
                                                  Monthly Contract    Contract
     Foreign Currency Contracts                    Amount (US$000)        Rate                            Term
-------------------------------------------------------------------------------------------------------------------
     Fixed rate foreign exchange contracts (sell)            8,118      1.5828          April 2003 - June 2003
                                                             7,304      1.5692       July 2003 - December 2003
                                                             2,867      1.5238       January 2004 - March 2004
===================================================================================================================

     The Trust entered into a contract to fix the price of electricity on five megawatts per hour ("MW/h") for the period April 17, 2001 through December 31, 2010 at a price of $63/MW/h. Settlement of this contract would have required a net payment by the Trust of $4.6 million as at March 31, 2003.

     In addition to the contracts described above, the following contracts, with a liability book value of $7.8 million, were outstanding as at March 31, 2003. These contracts were acquired in conjunction with the Startech acquisition at which time the market value of such contracts acquired was a net liability of $33.1 million. Settlement of these contracts would have resulted in a net payment by the Trust of $8.7 million as at March 31, 2003.

-------------------------------------------------------------------------------------------------------------------
                          Daily Average Contract Price
     Commodity Contracts             Quantity          Prices ($) (1)    Index                            Term
-------------------------------------------------------------------------------------------------------------------
     Natural gas fixed price          4,000 GJ                   2.71     AECO       April 2003 - October 2004
     contracts
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
                                                           Average     Average
                                                  Monthly Contract    Contract
     Foreign Currency Contracts                    Amount (US$000)        Rate                            Term
-------------------------------------------------------------------------------------------------------------------
     Fixed rate foreign exchange contracts (sell)            1,500      1.4106      April 2003 - December 2003
===================================================================================================================

(1) Commodity contracts denominated in US$ have been converted to CDN$ at the period end exchange rate.
(2) Counterparty has the option to exercise the contract on or before June 30, 2003.
(3) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.

News Release - May 7, 2003
Page 18
--------------------------------------------------------------------------------


5.   UNITHOLDERS' CAPITAL

     On February 25, 2003, the Trust issued 12,500,000 trust units at $11.50 per unit for proceeds of $143.8 million ($136.3 million net of issue costs) pursuant to a public offering prospectus dated February 14, 2003.

-------------------------------------------------------------------------------------------------------------------
                                                                              Number of
     TRUST UNITS                                                            Trust Units                      $
-------------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                               123,305              1,172,199
     Issued for cash                                                             12,500                143,750
     Issued on conversion of ARML exchangeable shares (Note 6)                       56                    671
     Issued on conversion of ARL exchangeable shares (Note 6)                       136                  1,159
     Issued on exercise of employee rights (Note 7)                                  97                    761
     Distribution reinvestment program                                               93                  1,104
     Trust unit issue costs                                                          --                 (7,438)
-------------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                     136,187              1,312,206
===================================================================================================================

6.   EXCHANGEABLE SHARES

-------------------------------------------------------------------------------------------------------------------
                                                                              Number of
     ARML EXCHANGEABLE SHARES                                                    Shares                      $
-------------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                                 2,206                 28,088
     Exchanged for trust units                                                      (53)                  (671)
-------------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                       2,153                 27,417
     Exchange ratio, end of period                                              1.08143                     --
-------------------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion                                         2,329                 27,417
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
                                                                              Number of
     ARL EXCHANGEABLE SHARES                                                     Shares                      $
-------------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                                   637                  7,238
     Exchanged for trust units                                                     (102)                (1,159)
-------------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                         535                  6,079
     Exchange ratio, end of period                                              1.34954                     --
-------------------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion                                           722                  6,079
===================================================================================================================

7.   UNIT BASED COMPENSATION PLAN

-------------------------------------------------------------------------------------------------------------------
                                                                              Number of       Weighted Average
                                                                                 Rights         Exercise Price
-------------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                                 3,041         $        10.64
     Granted                                                                         30                  11.59
     Exercised                                                                      (97)                  7.84
     Cancelled                                                                     (112)                 11.43
-------------------------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price                                   2,862                  10.71
     Reduction of exercise price                                                     --                  (0.19)
-------------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                       2,862         $        10.52
===================================================================================================================

     The Trust has elected to continue to measure compensation cost associated with new rights issued on or after January 1, 2002 based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates

News Release - May 7, 2003
Page 19
--------------------------------------------------------------------------------


     the market price of the trust units at the time of the grant date, no compensation cost has been provided in the statement of income.

     As it is not possible to determine the fair value of rights granted under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. For the period ended March 31, 2003, there would be no change in net income for the estimated compensation cost associated with rights granted under the plan on or after January 1, 2002 as the adjusted exercise price of the rights exceeded the market price of the trust units.

8.   NET INCOME AND CASH FLOW PER TRUST UNIT

     Net income and cash flow per trust unit are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                                   2003                2002
-------------------------------------------------------------------------------------------------------------------
     Net income
         Basic (1)                                                           $     0.49         $      0.13
         Diluted (2)                                                               0.49                0.13
     Cash flow before changes in non-cash working capital (3)
         Basic (1)                                                                 0.78                0.44
         Diluted (2)                                                               0.78                0.44
===================================================================================================================

     (1) Basic per unit calculations are based on the weighted average number of trust units outstanding in 2003 of 131,378,771 (111,837,595 in 2002)
         which includes outstanding exchangeable shares converted at the period-end exchange ratio.

     (2) Diluted calculations include 383,996 additional trust units in 2003 (693,454 additional trust units in 2002) for the dilutive impact of employee rights. There were no adjustments to net income or cash flow in calculating diluted per share amounts.

     (3) Cash flow before changes in non-cash working capital is calculated by adding future income tax expense/recovery, unrealized gain/loss on foreign exchange, amortization of commodity and foreign currency contracts, depletion, depreciation and amortization to net income.

9.   SUBSEQUENT EVENT

     Effective April 16, 2003, the Trust acquired all of the issued and outstanding shares of Star Oil & Gas Ltd. ("Star"). The total purchase price of $710 million has been financed through the issuance of $320 million of convertible debentures to the shareholders of Star and $390 million of long-term bank debt.

     The convertible debentures are subordinated to senior debt and pay a quarterly coupon commencing on June 30, 2003 of 8 per cent per annum to March 31, 2005 and increasing to 10 per cent per annum from June 30, 2005 through to maturity on June 30, 2008. The Trust has the right to redeem the debentures in full at any time with cash or the trust may redeem $40 million per quarter commencing on June 30, 2003 using a combination of cash and trust units. The Trust has the right to satisfy payment at maturity by issuing trust units. Holders of the convertible debentures can convert the debentures into trust units at $11.84 per unit through June 30, 2005 and $11.38 per unit after June 30, 2005 to maturity.

     The transaction will be accounted for using the purchase method of accounting with the total purchase price being allocated to the acquired net assets based on their respective fair values. To the extent that the total consideration paid exceeds the fair value of the net assets acquired, goodwill will be recorded on the transaction. An allocation of the purchase price has not yet been determined.

News Release - May 7, 2003
Page 20
--------------------------------------------------------------------------------


     The Trust entered into related agreements to sell certain Star producing assets and undeveloped acreage for $78.2 million. The proceeds of this transaction, which closed on May 1, 2003, were applied to reduce the long-term debt balance.


ARC Energy Trust is Canada's second largest conventional oil and gas royalty trust with an enterprise value of approximately $2.4 billion. The Trust currently has an interest in oil and gas production of approximately 63,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and its exchangeable shares trade under the symbol ARX.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:
                 Investor Relations, E-mail: ir@arcresources.com
         Telephone: (403) 503-8600                      Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
             2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9